Filed by optionsXpress Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: optionsXpress Holdings, Inc.
Commission File No.: 001-32419
Team
I am writing with exciting news. As you have likely seen or heard by now, this morning, optionsXpress and The Charles Schwab Corporation (NYSE:SCHW) announced that they have agreed to merge, joining the leader in retail options and futures trading with a pioneer in online brokerage and one of the world’s most admired companies. The combination creates a larger, stronger, financial services company bringing innovation in trading to everyday investors and institutions. Together, our companies will continue to grow and lead the industry.
I will continue as the head of optionsXpress, based here in Chicago. optionsXpress will be redefined as a “Center of Excellence” for options, futures, and forex trading for the combined organization, complementing and accelerating Schwab’s current strategy of building a “best-in-class” experience for active investors. Upon closing we will also have the opportunity to offer our clients Schwab’s unique set of best-in-class investing and banking services. Some things will change in our business and our jobs — we will have a bigger brand to work with, more order flow, more resources, and more responsibility. But more importantly, a lot won’t change. We have always run a tight ship with some of the best performance in the industry and we will keep doing that — performance is what matters.
This transaction is expected to close as soon as we receive the necessary regulatory and shareholder approvals, which we anticipate will be in the second half of 2011. Until the transaction is completed, optionsXpress and Schwab will continue to act as separate businesses, and you should continue to focus on your current job priorities. As always, please refer any media or shareholder inquiries to Kirk Chartier at 312.267.6771 or Adam DeWitt 312.267.6620.
I know this news is unexpected, and I certainly appreciate that it will cause uncertainty about what this means for many of you. However, Schwab’s desire to partner with us is a testament to the value our team has created. As we celebrate our 10 year anniversary you should be proud of what we have achieved. Schwab’s primary interest in us is our team — the innovative spirit and devotion to our customers — not on cutting costs. I believe that this merger will create many excellent career opportunities that come with being part of a larger organization.
For now, you should know that there will few immediate changes. A joint transition team will be named and they will work to rapidly integrate our businesses — you will get regular updates on the progress from your managers and on Xpressway (by the way check out Xpressway to read an email from Walt Bettinger, the CEO of Schwab). You should be proud of what we have achieved — the growth of our company over the past ten years in both size and capability, our innovative spirit and our relentless focus on our customers has brought us to the point where the top brokerage in the business wants to be our partner — well done!
Our immediate focus remains on customer engagement — we have to be ready to service our customers, engage them and excite them about trading.
Attached are some FAQs with more information about the transaction, and also attached is the press release. In addition, your managers will be meeting with you today to discuss this transaction. We will also be holding a happy hour this afternoon in Chicago to celebrate our future and give you a chance to talk to me and the other mangers in an informal setting. And, of course, you can always call me, email me or stop-by my office. Going forward, we will provide additional updates on how our operations will be combined and successfully integrated.
This is an important time for our company. I thank you for your continued support and for your contributions to our success.
David

March 21, 2011	1

Options involve risk and are not suitable for all investors. Please read Characteristics and Risks of Standardized Options (PDF) or available by calling 1-888-280-8020 or 312-629-5455.
© 2011 optionsXpress, Inc. Member FINRA, SIPC, CBOE, ISE, ArcaEX, BOX, PHLX, and NFA.
*Barron’s, March 14, 2011, 16th annual survey, Rating Online Brokers. optionsXpress awarded 4.0 stars out of 5 in overall ratings. Overall ratings based on Usability, Trade Experience, Trading Technology, Range of Offerings, Research Amenities, Portfolio Analysis & Report, Customer Service & Access, and Costs. Barron’s is a registered trademark of Dow Jones & Company, Inc. (C) 2011.
American Customer Satisfaction Index, February 2011, Quarterly Index for E-Commerce, ranked Charles Schwab highest in customer satisfaction among online broker. ACSI is a registered trademark of ACSI LLC.
Fortune Magazine, March 21, 2011, World’s Most Admired Companies, ranked Charles Schwab #1 in the industry for innovation, Fortune Magazine is a Time Warner Company. © 2011 Cable News Network.
Additional Information
In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s web site (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s web site, www.aboutschwab.com, under the tab “Financials and SEC Filings” or from optionsXpress’ web site, www.optionsXpress.com/investor, under the item “SEC Filings.” Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. This document contains forward-looking statements which involve a number of significant risks and uncertainties.

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